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                           MORGAN, LEWIS & BOCKIUS LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                              December 22, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re: Pioneer Series Trust V (File Nos. 333-129005; 811-21823) Registration Statement on Form N-1A

Ladies and Gentlemen:

     This letter is to respond to comments we received from Mr. Jay
Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A of Pioneer Series Trust V (the "Registrant"), with respect to its series Pioneer Long/Short Bond Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1.   COMMENT:   The Staff asked that the Registrant provide a letter to the
                Commission responding to the Staff's comments and that includes certain "Tandy" acknowledgments.

     RESPONSE:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.   COMMENT:   The Staff requested that the Registrant confirm in its response that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 2 to the Fee Table.

     RESPONSE:  The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 2 to the Fee Table.

3.   COMMENT:   The Staff noted that the Fund appears to invest in credit
                default swaps to a significant extent. The Staff suggested that the Registrant add disclosure to the




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                Prospectus that highlights the extent of the Fund's use of credit default swaps and related risks.

     RESPONSE:  The Registrant notes that, as indicated in the Prospectus, the
                Fund has the flexibility to invest in a variety of derivative instruments, including but not limited to credit default swaps. The Registrant notes that it believes that the current disclosure accurately describes the Fund's use of credit default swaps and other derivative instruments, and that no additional disclosure is required. However, the Registrant will revise the second and third sentences of the Fund's principal investment strategy disclosure to highlight the Fund's use of credit default swaps, as follows: "The Fund holds long positions through the purchase and sale of debt instruments and THROUGH THE USE OF CREDIT DEFAULT SWAPS AND OTHER derivatives. The Fund gains short exposure to markets, sectors or instruments mainly through the use of CREDIT DEFAULT SWAPS AND OTHER derivatives."

4. The Staff noted that the Registrant states that "derivative instruments that provide exposure to debt instruments or have similar economic characteristics may be used to satisfy the Fund's 80% policy."

a.   COMMENT:   The Staff requested that the Registrant clarify what
                derivatives it believes have similar economic characteristics to debt instruments.

     RESPONSE:  The Registrant notes that it will revise the disclosure to state that "derivative instruments that provide exposure to debt instruments or have similar economic characteristics, including but not limited to interest rate swaps, credit default swaps, and other derivatives, may be used to satisfy the Fund's 80% policy."

b.   COMMENT:   The Staff requested that the Registrant confirm how
                derivatives will be valued for purposes of complying with the Fund's 80% policy. The Staff noted that it is the Staff's position that market value should be used for this purpose.

     RESPONSE:  The Registrant confirms that the Fund currently uses the market value of derivatives for purposes of complying with the Fund's 80% policy.

5.   COMMENT:   The Staff noted that the Registrant states that "the Fund may gain long and short exposure to individual sectors, markets, currencies or securities by investing in a variety of derivative instruments" and then lists multiple types of derivatives. The
                Staff noted that it is unclear to the Staff from the disclosure which types of derivatives the Fund principally invests in, and how the Fund uses derivatives to meet its investment objectives.
                The Staff referred the Registrant to the observations and concerns noted in the letter from Barry D. Miller, Associate
                Director, Division of Investment Management, SEC to Karrie
                McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by

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                investment companies, and requested that the Registrant revise the disclosure as appropriate.

     RESPONSE:  The Registrant notes that, as indicated in the Prospectus, the
                Fund has the flexibility to invest in a variety of derivative instruments and will invest in a particular type of derivative instrument based on a number of factors. The Registrant notes that the Prospectus contains disclosure regarding specific derivatives instruments the Fund may use as part of its principal investment strategies, as well as the associated purposes of such use. The Registrant notes that it believes that the disclosure regarding the Fund's use of derivatives addresses the observations and concerns noted in the letter from the Division of Investment Management to the ICI regarding derivatives-related disclosure by investment companies. Accordingly, the Registrant submits that no change to the disclosure is required. However, the Registrant will revise the second and third sentences of the Fund's principal investment strategy disclosure to highlight the Fund's use of credit default swaps, as indicated in the response to Comment No. 3 above.

6.   COMMENT:   The Staff requested that the Registrant review the risk
                disclosure responsive to Items 4 and 9 of Form N-1A in light of the general disclosure requirements of Form N-1A. In this respect, the Staff noted that the disclosure should be clear, concise and understandable, and include only as much information as is necessary for an average investor to understand the particular characteristics of the Fund.

     RESPONSE:  The Registrant notes that it believes that the disclosure referenced by the Staff accurately describes the risks associated with the Fund's investment strategies, and that no change to the disclosure is required.

7.   COMMENT:   The Staff noted that it read the Fund's Form N-CSR for the period ended February 28, 2015, including the Q&A with the Fund's portfolio managers. The Staff noted that, in its view, the Q&A portion of the Form N-CSR is more informative for retail investors and better enables them to understand the Fund's investment strategy than what is currently included in the Prospectus in response to Items 4 and 9 of Form N-1A. The Staff noted that, at the same time, the investment strategy described in the Form N-CSR appears at times to the Staff to be inconsistent with the Prospectus disclosure. The Staff noted that, for example, in the Q&A portion of the Form N-CSR, the Fund's portfolio managers indicate an investment approach in two distinct strategies. The Staff noted that one strategy is directional and the other involves relative value-based trading strategies, and noted that the portfolio managers also reference a risk budget and currency strategies. The Staff noted that the Prospectus refers to an alpha strategy and a beta strategy and noted that, in its view, it is not entirely clear how the discussion in the Form N-CSR reconciles with the discussion in the Fund's Prospectus. The Staff requested that the Registrant review its Items

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                4 and 9 disclosure to ensure that it is consistent with how the portfolio managers are currently managing the Fund.

     RESPONSE:  The Registrant notes that it believes that the disclosure in the
                Prospectus is consistent with the discussion in the Form N-CSR and with how the portfolio managers are currently managing the Fund. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

8.   COMMENT:   The Staff noted that in the Fund's Form N-CSR, the Fund's
                portfolio managers state that virtually all of the Fund's investment strategies are implemented through derivatives and, therefore, the Fund's performance will always be affected by derivatives. The Staff requested that the Registrant explain how the Fund's use of derivatives complies with the Fund's 80% policy, relevant Staff and Commission guidance, and is otherwise consistent with the Fund's disclosure.

     RESPONSE:  The Registrant notes that the discussion in the Fund's Form
                N-CSR refers to the use of derivatives in implementing the Fund's trading strategies, in terms of their effect on return and risk, and does not refer to the composition of the Fund's portfolio for purposes of the Fund's 80% policy. The Registrant notes that the Fund holds a substantial portfolio of debt securities in satisfaction of the Fund's 80% policy. To the extent that derivatives are also used to satisfy the Fund's 80% policy, the Registrant notes that the Staff has indicated that an investment company may include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket in the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). Consistent with the Staff's guidance, the Registrant states in the Prospectus that "derivative instruments that provide exposure to debt instruments or have similar economic characteristics may be used to satisfy the Fund's 80% policy." Accordingly, the Registrant believes that the use of derivatives to satisfy the Fund's 80% policy is consistent with the 80% policy, relevant Staff and Commission guidance, and the Fund's disclosure.

9.   COMMENT:   The Staff requested that, given the extent of the Fund's credit default swap activities, the Registrant disclose in the Statement of Additional Information the Fund's segregation activities in the event the Fund is a buyer or seller of credit default swaps. The Staff requested that the Registrant confirm that, if the Fund sells credit default swaps, the Fund's segregation cover will be based on the notional value of the credit default swap contract.

     RESPONSE:  The Registrant notes that it will add a statement that "to the extent the Fund sells or writes credit default swaps, the Fund segregates liquid assets at least equal to the full notional value of such credit default swaps" to address the Staff's comment. However, the Registrant reserves the right to modify this approach in the future, including with respect to index-based credit default swaps, which are cash-settled, based on then-current market practice and applicable SEC Staff guidance.

10. The Staff noted that the Fund's concentration policy states that "except as permitted by exemptive or other relief or permission from the SEC, SEC Staff or other authority of

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     competent jurisdiction, the Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any one industry."

a.   COMMENT:   The Staff noted that, while the Fund's policy addresses
                concentration "in any one industry," Section 8(b) of the 1940
                Act requires the policy to address concentration in a particular industry or group of industries.

     RESPONSE:  The Registrant acknowledges the Staff's comment. The Registrant notes that it believes that the Fund's policy addresses the requirements of Section 8(b) of the 1940 Act. The Registrant also notes that the Fund's concentration policy cannot be changed without shareholder approval.

b.   COMMENT:   The Staff requested that the Registrant confirm that it will not change the Fund's concentration policy without a requisite shareholder vote.

     RESPONSE:  The Registrant confirms that it will not change the Fund's concentration policy without a requisite shareholder vote.

11.  COMMENT:   The Staff requested that the Registrant confirm that it will complete the tables in the Statement of Additional Information that provide additional information about the Fund's portfolio managers in the Registrant's Rule 485(b) filing with respect to the Fund.

     RESPONSE:  The Registrant confirms that it will complete the tables in the
                Statement of Additional Information that provide additional information about the Fund's portfolio managers in the Registrant's Rule 485(b) filing with respect to the Fund.

12.  The Staff noted that the Registrant states in the Description of Shares section in the Statement of Additional Information that its declaration of trust includes two fee-shifting provisions in connection with the bringing of derivative actions by shareholders.

a.   COMMENT:   The Staff requested that the Registrant indicate in its
                response when such fee-shifting provisions were added to the declaration of trust.

     RESPONSE:  The Registrant notes that shareholders of the Fund authorized the amendment of the Registrant's declaration of trust in 2008 to include the fee-shifting provisions, among other changes.

b.   COMMENT:   The Staff requested that the Registrant indicate in its
                response whether the fee shifting provisions in the declaration of trust remain in effect following the adoption of recent legislation limiting fee-shifting provisions under the Delaware
                General Corporation Law and, if not, revise the disclosure.

     RESPONSE:  The Registrant notes that it is a Delaware statutory trust established under the Delaware Statutory Trust Act, and is not a corporation established under

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                Delaware General Corporation Law. The Registrant believes that the fee shifting provisions set forth in the declaration of trust are permitted under the Delaware Statutory Trust Act and remain in effect.

c.   COMMENT:   The Staff requested that the Registrant indicate whether such fee-shifting provisions apply to derivative actions under the Securities Laws and, if so, explain how such fee-shifting provisions are consistent with Sections 36 and 44 of the 1940
                Act, as well as the general principles behind Sections 1(b)(3), 47(a) and 50 of the 1940 Act.

     RESPONSE:  The Registrant believes that the fee-shifting provisions apply to derivative actions under the Securities Laws. The Registrant notes that the fee-shifting provisions take effect only if: (1) a court determines that a demand that was rejected by a majority of the Independent Trustees as not being in the best interests of the Registrant was made without reasonable cause or for an improper purpose; or (2) a court determines that a derivative action that was dismissed by a court on the basis of failure to comply with the derivative action provisions of the declaration of trust was brought without reasonable cause or for an improper purpose. The Registrant believes that the fee-shifting provisions protect and benefit the Registrant and its shareholders and are, therefore, consistent with the Securities Laws, including the sections of the 1940 Act cited by the Staff.

     Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                Sincerely,

                                                /s/ Jeremy Kantrowitz
                                                ---------------------
                                                Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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